UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Nimb Selects Sierra Wireless Ready-to-Connect Modules to Transform Personal Safety Wearables

Sierra Wireless Ready-to-Connect solution enables the world’s first cellular-connected safety ring with panic button

Try the Nimb smart safety ring in a live LTE M-connected demonstration at Mobile World Congress 2019, Innovation Hall 4, Stand A430

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 21, 2019--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that Nimb has selected Sierra Wireless’ Ready-to-Connect cellular modules for its smart safety ring, designed to alert emergency contacts when the ring’s wearer presses the hidden panic button. Ready-to-Connect delivers all of the key elements needed for this IoT application in a compact 15 x 18 mm package, including LPWA module, GNSS, Smart SIM with global coverage and cloud management services, in one integrated bundle.

After one of its founders was violently attacked, Nimb developed a smart ring with a concealed panic button that allows users to send an alert with their location to a list of emergency contacts, including first responders in the US and fellow Nimb ring wearers nearby. With one click and without drawing unwanted attention, the Nimb ring enables its wearer to call for help. Using Sierra Wireless’ Ready-to-Connect solution, the Nimb ring is a stand-alone device that doesn’t need to be paired with another mobile device and can be used anywhere in the world on LTE-M and NB-IoT networks.

Leo Bereschansky, Founder and CEO, Nimb, said: “Our goal was to create an easy-to-use wearable that keeps its user safe without needing to be paired with a mobile device. By designing the next generation of Nimb rings with Sierra Wireless’ Ready-to-Connect solution, we were able to develop a fully autonomous safety system that fits into our form factor budget and works anywhere in the world in many fewer months than planned.”

Using Ready-to-Connect modules simplified the development of Nimb’s safety ring by delivering all the elements they needed to deploy a global personal safety system. The HL78 LPWA modules deliver best-in-class power performance, extending the Nimb ring’s battery life, while the operator-agnostic Smart SIMs make it easy for Nimb to deploy their solution globally. All SIM subscriptions and devices are managed end-to-end through a single interface using AirVantage® IoT Platform.

Marc Overton, Chief Solutions Officer, Sierra Wireless, said: “Nimb was looking for a low-power cellular solution that they could quickly and easily deploy, without having to integrate products and platforms from different vendors. Ready-to-Connect provided the security, connectivity and management platform, as well as the small form factor that Nimb needed to develop a reliable smart safety device.”

Research by analyst firm Frost & Sullivan found that many IoT deployments can take more than 18 months to move from concept to commercial launch. With Ready-to-Connect, companies can innovate in a third of the time, while also simplifying operations and reducing product and logistic costs by up to $500,000/year*. Ready-to-Connect eliminates the need to manage different vendors and platforms, as well as the complex pairing of multiple components that can lead to security vulnerabilities. For more information, visit: https://www.sierrawireless.com/products-and-solutions/sims-connectivity-and-cloud-services/iot-sim/readytoconnect/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Mobile World Congress 2019 Demonstration

Sierra Wireless and Nimb will demonstrate the smart safety ring at MWC, February 25-28, in the GSMA Innovation City, Hall 4, Stand 4A30. Visitors can try on the ring and see how easy it is to use the hidden panic button to send emergency alerts over a live cellular network.

*Based on Sierra Wireless’ analysis of a traditional IoT deployment of 50,000 units over five years. Customer results may vary.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” and "AirVantage" are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless:

Kim Homeniuk
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

Nimb:
Kathy Roma
Communication Director
+1 917 362-7245
kathy@nimb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 21, 2019